

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2012

<u>Via E-mail</u>
Mr. Mark J. Huber
Chief Financial Officer
FNBH Bancorp, Inc.
101 E. Grand River
Howell, MI 48843

　　　Re:　**FNBH Bancorp, Inc.**
　　　　　Form 10-K for the Fiscal Year Ended December 31, 2010
　　　　　Filed April 15, 2011
　　　　　File No. 000-25752

Dear Mr. Huber:

　　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　Sincerely,

　　　　　　　　　　/s/ Christian Windsor

　　　　　　　　　　Christian Windsor
　　　　　　　　　　Special Counsel